FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of October 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Delivers Final PSDM Products for Cairenn

Multi-Client Survey in Ireland’s Porcupine Basin

Paris, France – October 30, 2017

CGG announces completion of the Pre-Stack Depth Migration (PSDM) of its Cairenn multi-client survey in the Porcupine Basin, west of Ireland. Cairenn is the first of a series of multi-client surveys that CGG has recently been acquiring in the area. PSDM products for its Galway survey will be delivered before the end of the year.

The data sets from both surveys have been processed through an advanced velocity modeling and depth imaging sequence, including multi-layer tomography and full-waveform inversion, to deliver outstanding results, with exceptional clarity and deep imaging quality, from the Triassic/Jurassic fault blocks, through the Cretaceous section and up to the Cenozoic reservoirs. Fast-track results from additional surveys in the area acquired in 2017 have already been delivered, with final PSDM products due in the second quarter of 2018.

Jean-Georges Malcor, CEO, CGG, said: “These new data sets deliver high-quality coverage west of Ireland, enhancing industry understanding and mapping of the multiple hydrocarbon plays being chased in this promising region. They reflect CGG’s commitment to invest in innovative imaging products to support the successful development of oil and gas resources in the Atlantic Margins.”

Example data from the Cairenn survey, showing exceptional clarity and quality of deep imaging (image courtesy of CGG Multi-Client & New Ventures).

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 30th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer